EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
	June 29,	July 1,
	2008	2007
	Millions
Earnings
Earnings before income taxes and minority interests	$761	$567
Add:
Fixed charges	48	52
Amortization of capitalized interest	2	3
Distributed income of equity investees	61	55
Less:
Equity in earnings of investees	125	83
Capitalized interest	3	3
Earnings before fixed charges	$744	$591

Fixed charges
Interest expense	$23	$30
Capitalized interest	3	3
Amortization of debt discount	1	1
Interest portion of rental expense(1)	21	18
Total fixed charges	$48	$52

Ratio of earnings to fixed charges	15.5	11.4

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.